October 3, 2005

Mail Stop 7010


By U.S. Mail and facsimile to (602) 423-9424

Steven M. Helm, Esq.
Executive Vice President and General Counsel
Allied Waste Industries, Inc.
15880 North Greenway-Hayden Loop, Suite 100
Scottsdale, Arizona 85260


Re: 	Allied Waste Industries, Inc.
	Amendment No. 2 to Registration Statement on Form S-4
Filed September 28, 2005
	File No. 333-126239

Dear Mr. Helm:

      We have limited our review of your filing to those issues we have addressed in our comments. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.


Exhibits
Exhibit 5.1, Opinion of Latham & Watkins LLP

1. Please note counsel must opine that the guarantee of each guarantor will be the binding obligation of the guarantor under the laws of the state governing the indenture. Please revise your opinion accordingly. We restate the first sentence of prior comment
1.

2. We note reference in local counsel opinions to a "Supplemental Indenture to the Sixteenth Supplemental Indenture dated as of September 20, 2005." Please file this document as an exhibit to your registration statement or, alternatively, supplementally explain why you believe Item 601(b)(4) of Regulation S-K is inapplicable to this document.

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of
1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

      Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

* should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

* the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

* the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

      We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date

      Please contact Matt Franker, Staff Attorney, at (202) 551-
3749
with any questions.  Alternatively, you may contact me at (202)
551-
3767.


Sincerely,



Jennifer Hardy
Branch Chief

cc:	Gregory A. Ezring, Esq. (via facsimile 212/751-4864)
      Latham & Watkins LLP
      885 Third Avenue, Suite 1000
      New York, New York 10022
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Steven M. Helm, Esq.
Allied Waste Industries, Inc.
October 3, 2005
Page 1



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

           DIVISION OF
CORPORATION FINANCE